

Mail Stop 3030

April 2, 2018

<u>Via E-mail</u>
William Jow, MD
Chief Executive Officer
Medifocus Inc.
10240 Old Columbia Road, Suite G
Columbia, Maryland 21046

    Re: **Medifocus Inc.**
            Form 20-F for the Fiscal Year Ended March 31, 2017
            Filed July 31, 2017
            File No. 0-55169

Dear Mr. Jow:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Kevin J. Kuhar

                    Kevin J. Kuhar
                    Accounting Branch Chief
                    Office of Electronics and Machinery